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                             August 5, 2021

       A. Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street Ste 400
       Denver, CO 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 15, 2021
                                                            File No. 333-255887

       Dear Mr. Douglass:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 15, 2021

       Business, page 7

   1. We note your response to prior comment 4. Please expand your description of the terms of the consulting
agreements including including the number of agreements and when they were completed.
       General

   2. We note your response to prior comment 9. Please disclose that you do not intend to register the shares
under the Securities Exchange Act and the impact of not registering such shares on your
ability to list your shares on certain OTC markets.

                                                        We remind you that the
company and its management are responsible for the accuracy
 A. Stone Douglass
GeoSolar Technologies, Inc.
August 5, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beveryly Singleton at 202-551-3328 or Andrew Blume at 202-551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameA. Stone Douglass                        Sincerely,
Comapany NameGeoSolar Technologies, Inc.
                                                           Division of
Corporation Finance
August 5, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName